TITAN TRADING ANALYTICS INC.
200 – 675 West Hastings Street
Vancouver, British Columbia, V6B 1N2
Telephone: (604) 681-7600
Facsimile: (604) 681-7622

April 30, 2003	Trading Symbol: TTA

NEWS RELEASE

At its Annual General Meeting held April 28, 2003, shareholders elected Dr. Ken Powell, Michael Gossland, Dr. Paul Shatzko and William Yang as directors of the Company. Dr. Ken Powell continues as President.

Shareholders also approved the transfer of 2,850,000 common shares of the Company held in escrow from Michael Paauwe and Michael Gossland to Dr. Ken Powell (as to 1,900,000 common shares) and Roland Kreilein (as to 950,000 common shares) and any change of control that results from the transfer.

TITAN TRADING ANALYTICS INC.

per: “Dr. Ken Powell”
        Dr. Ken Powell, President

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